SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Information Services Group Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45675Y104
(CUSIP Number)

Steven J. Pully

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 2 of 10

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 3 of 10

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 4 of 10

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 5 of 10

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 6 of 10

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 7 of 10

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 8 of 10

This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2010 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on July 21, 2011 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on January 11, 2012 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on March 27, 2012 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) with respect to shares of common stock, par value $0.001 per share (the “Shares”), of Information Services Group, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 constitutes an “exit filing” for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the date hereof, the Reporting Persons do not beneficially own any Shares.

(b) As of the date hereof, no Reporting Person has the power to vote or direct the disposition of any Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons in the past sixty days is set forth in Appendix A.

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CARLSON CAPITAL, L.P.

/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP. II

/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP.

/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 10 of 10

Appendix A

TRANSACTIONS IN THE ISSUER’S SHARES BY THE REPORTING PERSONS during the past sixty days

The following tables set forth all transactions in the Shares of the Issuer effected by any of the Reporting Persons during the past sixty days, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/7/2013	6,499	1.2402
2/8/2013	94,189	1.2635
2/8/2013	111,145	1.2532
2/8/2013	38,164	1.273
2/11/2013	29,935	1.287
2/11/2013	2,637	1.29
2/12/2013	37,676	1.337
2/13/2013	60,921	1.3042
2/13/2013	40,125	1.3565
2/13/2013	92,673	1.3367
2/14/2013	185,043	1.3384
2/14/2013	130,885	1.3362
2/14/2013	26,278	1.3365
2/15/2013	2,028,185	1.315
2/15/2013	106,246	1.3492
2/15/2013	84,770	1.34

Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/7/2013	401	1.2402
2/8/2013	5,811	1.2635
2/8/2013	6,855	1.2532
2/8/2013	2,355	1.273
2/11/2013	1,846	1.287
2/11/2013	163	1.29
2/12/2013	2,324	1.337
2/13/2013	3,759	1.3042
2/13/2013	2,475	1.3565
2/13/2013	5,717	1.3367
2/14/2013	11,415	1.3384
2/14/2013	8,074	1.3362
2/14/2013	1,622	1.3365
2/15/2013	125,118	1.315
2/15/2013	6,554	1.3492
2/15/2013	5,230	1.34